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                     February 14, 2024

       Jon R. Ansari
       Chief Financial Officer
       Magyar Bancorp, Inc.
       400 Somerset Street
       New Brunswick, NJ 08901

                                                        Re: Magyar Bancorp,
Inc.
                                                            Form 10-K for
Fiscal Year Ended September 30, 2023
                                                            File No. 000-51726

       Dear Jon R. Ansari:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Finance